EXHIBIT 12.1

	YEAR ENDED DECEMBER 31,
(in thousands of U.S. dollars	2007	2006		2005	2004	2003
Fixed charges:
Interest expense	$84,915	$10,998	(1)	$10,927	$11,362	$13,134
Portion of rent expense representative of interest	8967	2,900		2,900	2,600	2,467

Total fixed charges	$93,882	$13,898		$13,827	$13,962	$15,601

Earnings:
Income from continuing operations before tax	$88,860	$83,538		$146,225	$156,805	$162,833
Fixed charges per above	93,882	13,898		13,827	13,962	15,601

Total earnings	$182,742	$97,436		$160,052	$170,767	$178,434

Ratio of earnings to fixed charges	1.95	7.01		11.58	12.23	11.44

(1)	Excludes $13,751 of interest expense for premiums and losses on swap and swaption contracts. These contracts are unrelated to our indebtedness.